March 23, 2026

Erez Meltzer
Chief Executive Officer
Nano-X Imaging Ltd.
Ofer Tech Park
94 Shlomo Shmeltzer Road
Petach Tikva
Israel 4970602

       Re: Nano-X Imaging Ltd.
           Registration Statement on Form F-3
           Filed March 13, 2026
           File No. 333-294302
Dear Erez Meltzer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Michael J Schwartz, Esq.